May 19, 2022

**Via Federal Express**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

*Re:* ***Cboe Exchange, Inc.***
***Form 1 Amendment***

Dear Mrs. Jackson:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 1:00pm on 05/19/22

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibit J

**Attachment**

*Summary of changes made to Exhibit J:*

- Ed Tilly's Officer title was changed from President and CEO to CEO
- Dave Howson was added an as Officer

***Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.***

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**05/19/22** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

22001050

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/19/22 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 1:00pm on 05/19/22] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

# <u>Exhibit J</u>

**Exhibit Request:**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

**Response:**

1. <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

| **Officers** | | | | | | |
|---|---|---|---|---|---|---|
| Name: | | Title: | | Appointment Date: | | Termination/<br>Change Position Date: |
| Alexandra Albright | | Senior Vice President, Chief Compliance Officer | | 02/28/17 | | 02/11/19 – Change in title |
| Carmen Brannan | | Vice President, Government Relations | | 02/08/22 | | |
| Kevin Carrai | | Vice President, Market Data and Access Services | | 02/10/15 | | 02/11/19 – Change in title |
| Brittany Carter | | VP, Financial Planning and Analysis | | 02/02/21 | | |
| Cole Chmielewski | | Vice President, Operations | | 02/22/20 | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Bo Chung | | Senior Vice President, Global Head of Sales & Index Licensing | | 02/08/22 | | |
| Catherine Clay | | EVP, Head of Data and Access Solutions | | 02/13/18 | | 03/23/21 – Change in title |
| Gary Compton | | Vice President, Communications | | 07/30/18 | | 02/11/19 – Change in title |
| Jeff Connell | | Vice President, Deputy Chief Regulatory Officer | | 11/02/15 | | 03/01/18 - Change in title |
| Brent Coonrod | | Vice President, Software Engineering | | 01/07/19 | | |
| Arianne Criqui | | Senior Vice President, Head of Options and Global Client Services | | 01/07/19 | | 03/23/21 – Change in title |
| Gina DeRaimo | | Vice President, Derivatives Institute | | 01/07/20 | | 04/20/21 – Change in title |
| John Deters | | Executive Vice President, Chief Strategy Officer | | 02/28/17 | | 02/11/19 – Change in title |
| Laura Dickman | | Vice President, Associate General Counsel | | 02/13/18 | | 03/01/18 - Change in title |
| James Enstrom | | Senior Vice President, Chief Audit Executive | | 02/28/17 | | 02/11/19 – Change in title |
| Angelo Evangelou | | SVP, Chief Policy Officer | | 02/11/20 | | |
| Stacie Fleming | | SVP, Marketing and Communications | | 02/02/21 | | |
| Todd Furney | | Vice President, Chief Risk Officer | | 02/28/17 | | |
| Jennifer Golding | | Vice President, Associate General Counsel, Chief Litigation Officer | | 07/30/18 | | |
| Jill Griebenow | | Senior Vice President & Chief Accounting Officer | | 08/15/18 | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| John Hiatt | | Vice President, Product Development | | 02/11/19 | | |
| Rob Hocking | | Senior Vice President, Head of Derivatives Strategy | | 12/17/18 | | |
| Gregory Hoogasian | | Senior Vice President, Chief Regulatory Officer | | 02/28/17 | | |
| Dave Howson | | President | | 05/12/22 | | |
| Adam Inzirillo | | SVP, Head of U.S. Equities | | 10/28/19 | | |
| Chris Isaacson | | Executive Vice President, COO | | 02/10/15 | | 01/14/19 – Change in title |
| Brett Johnson | | Vice President, Software Engineering | | 01/07/19 | | |
| Jennifer Lamie | | Vice President, Chief Regulatory Advisor | | 02/13/18 | | 03/01/18 - Change in title |
| Stephanie Marrin Lara | | Vice President, Deputy Chief Regulatory Officer | | 02/13/18 | | 03/01/18 - Change in title |
| Andrew Lowenthal | | SVP, International Expansion and Business Development | | 02/28/17 | | 10/30/19 – Change in title |
| Marc Magrini | | Vice President, Administration | | 02/13/18 | | |
| Emily Mitchell | | Vice President, Tax | | 02/11/20 | | |
| Anthony Montesano | | Vice President, TSD and Membership Services | | 02/13/18 | | |
| Kyle Murray | | VP and Associate General Counsel | | 10/28/19 | | |
| Dennis O'Callahan | | VP, Multi-Asset Product Development | | 02/02/21 | | |
| Dan Overmyer | | Vice President, Options Regulation | | 12/17/18 | | |
| Hemang Patel | | VP, Project Management | | 02/02/21 | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Arthur Reinstein | | Senior Vice President and Deputy General Counsel | | 02/28/17 | | 03/01/18 - Change in title |
| Brian N. Schell | | Executive Vice President, Chief Financial Officer, Treasurer | | 02/10/15 | | |
| Curt Schumacher | | Vice President, Infrastructure | | 02/13/18 | | 02/11/19 – Change in title |
| John Sexton | | Executive Vice President, General Counsel & Corporate Secretary | | 02/28/17 | | 03/01/18 - Change in title |
| Steven Sinclair | | Vice President, Systems Development | | 02/13/18 | | |
| Eileen Smith | | Vice President, Data and Analytics | | 02/13/18 | | 02/11/19 – Change in title |
| Ed Tilly | | CEO | | 02/28/17 | | 05/12/22 – Change in title |
| Allen Wilkinson | | VP and Controller | | 02/02/21 | | |
| Omarr Woodhouse | | VP, Operations | | 02/02/21 | | |
| Troy Yeazel | | Senior Vice President, Operations | | 11/02/15 | | |
| Umesh Yerram | | VP, Chief Information Security Officer | | 02/02/21 | | |
| **Former Officers** | | | | | | |
| Name: | | Title: | | Appointment Date: | | Termination/ Change Position Date: |
| Michael Trees | | Vice President, Trading System Development | | 02/13/18 | | 01/03/2020 |
| Mark Hemsley | | Senior Vice President | | 01/07/20 | | 02/28/20 |
| Lawrence Bresnahan | | Vice President, Market & Member Regulation | | 02/13/18 | | 06/26/20 |
| Aaron Weissenfluh | | Vice President, Chief Information Security Officer | | 02/10/15 | | 08/14/20 |

| | | | | | |
|---|---|---|---|---|---|
| Carol Kennedy | | SVP, Chief Communications Officer | | 02/11/20 | 12/31/20 |
| Vivian Yiu | | Vice President, FX Chief Operating Officer | | 11/01/16 | 02/02/21 |
| Bryan Harkins | | Executive Vice President, Head of Markets Division | | 02/10/15 | 03/24/21 |
| Jackie Hancock | | Vice President, Controller | | 11/01/18 | 06/11/21 |
| John Palmer | | VP, Business Development | | 02/02/21 | 10/26/21 |
| Eric Crampton | | Senior Vice President, CTO | | 05/12/15 | 01/14/22 |
| Jen Browning | | Vice President, Chief Human Resources Officer | | 07/29/19 | 01/31/22 |
| Michael Mollet | | VP, Head of Futures | | 10/28/19 | 03/29/22 |
| Laura Morrison | | Senior Vice President, ETP Listings | | 05/12/15 | 05/06/22 |

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

| **Directors** | | | | | | |
|---|---|---|---|---|---|---|
| Name | | Classification(s) | | Appointment Date: | | Termination Date: |
| Ed Tilly | | Chairman & Director | | 02/28/17 | | |
| Bruce Andrews | | Director | | 02/13/18 | | |
| Alexander Matturri, Jr. | | Director | | 05/18/21 | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Kevin Murphy | | Director | | 02/13/18 | | |
| David Roscoe | | Director | | 10/13/10 | | |
| Scott Wagner | | Director | | 10/27/16 | | |
| **Former Directors** | | | | | | |
| Name: | | Title: | | Appointment Date: | | Termination/Change Position Date: |
| Jill Sommers | | Director | | 10/26/15 | | 07/18/21 |

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Ed Tilly (Chairman)
- Bruce Andrews
- Alexander Matturri, Jr.
- Kevin Murphy
- David Roscoe
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe